FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 8, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: July 8, 2003

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
Gyula Fazekas, Matáv IR
+36 1 457 6186
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV TO REFINANCE ITS LOAN EXPIRING IN AUGUST 2003

BUDAPEST – July 7, 2003 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces the signature of a loan agreement with Deutsche Telekom on a short term Hungarian forint denominated loan.

Matáv has been granted a one year loan of HUF 126.6 billion effective from August 14, 2003. This loan will be used to refinance EUR 525 million of the expiring loan agreement that was used to the acquisition of the 49% Westel stakes at the end of 2001. At the end of March 2003, EUR 630 million of the EUR 920 million loan was still outstanding.

The new facility has favorable market conditions determined on an arms-length basis. The conditions are similar to those in the previous agreement. Matáv currently holds a BBB+ credit rating from Standard & Poor’s and Baa1 from Moody’s.

The decision on any further refinancing if required will be finalized at a later date.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.